Mail Stop 4561

March 3, 2009

Mr. William M. Lynes
Chief Executive Officer
Secured Digital Storage Corporation
2001 Butterfield Rd., Suite 1050
Downers Grove, IL 60515

       Re: **Secured Digital Storage Corporation**
               Form 10-KSB for the Fiscal Year Ended December 31, 2007
               Filed April 15, 2008
               File No. 000-09500

Dear Mr. Lynes:

       We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time on the specific issues raised.

                                           Sincerely,

                                           Mark Kronforst
                                           Accounting Branch Chief